John T. McKenna	Via EDGAR
(650) 843-5059
jmckenna@cooley.com
November 12, 2009
Katherine Wray
United States Securities and Exchange Commission
Division of Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20249

RE:	Compellent Technologies, Inc.
Registration Statement on Form S-3
Filed October 22, 2009
File No. 333-162633
Ladies and Gentlemen:
          On behalf of Compellent Technologies, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 10, 2009 to the Registration Statement on Form S-3 (No. 333-162633) filed on October 22, 2009 (the “Registration Statement”). We are also transmitting concurrently for filing with this response letter Amendment No. 1 to the Registration Statement (the “Amendment”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.
General
1.	Please revise your registration statement to expressly incorporate by reference your Form 10-Q for the quarterly period ended September 30, 2009, and to provide conforming related disclosure throughout your filing.

The Company respectfully acknowledges the Staff’s comment and has revised the Amendment to provide conforming related disclosure throughout.
Principal and Selling Stockholders, page 26
2.	The second footnote to the principal and selling stockholder table states that Mr. Beeler “is deemed to have shared voting and investment power” over the shares of your common stock held by El Dorado Ventures and its affiliated entities. The third footnote contains similar disclosure indicating that Mr. Spreng shares voting and investment power over the shares held by Crescendo Ventures and its affiliated entities. These disclosures suggest that these individuals share voting and investment power with others. Please also identify the other natural persons who share voting or investment power over the shares being offered for resale by El Dorado Ventures and its affiliated entities and Crescendo Ventures and its affiliated entities; or otherwise revise your footnote disclosure as appropriate. See Question
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Katherine Wray
November 12, 2009
Page Two
140.02 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and has provided revised disclosure on page 28 of the Amendment.
3.	Please disclose the individual or individuals who have sole or shared voting and/or investment power with respect to the shares held by Eagle Asset Management, Inc. and by Cargill Incorporated. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Securities Exchange Act of 1934.

The Company respectfully acknowledges the Staff’s comment and has provided revised disclosure on page 28 of the Amendment. The Company advises the Staff that neither Eagle Asset Management, Inc. nor Cargill, Incorporated are affiliated with the Company.

4.	Please advise whether Eagle Asset Management, Inc. is an affiliate of a broker-dealer. In this regard, we note that Eagle Asset Management’s website suggests that it is affiliated with Eagle Fund Distributors, Inc., a registered broker-dealer. For any selling stockholder that is a broker-dealer affiliate, please disclose this information in your filing and clarify whether at the time of the purchase of the securities to be resold, the selling stockholder purchased in the ordinary course of business. In addition, disclose whether such selling stockholder had any agreements, understandings or arrangements, directly or indirectly, with any person to distribute the securities.

The Company respectfully advises the Staff that Eagle Asset Management, Inc. is not offering any shares pursuant to the Registration Statement. The Company has also disclosed on page 27 of the Amendment that no selling stockholder is an affiliate of a broker-dealer. Based solely upon a review of a Form ADV filed by Eagle Asset Management, Inc. on February 1, 2009, the Company advises the Staff that Eagle Asset Management, Inc. appears to be affiliated with the following broker-dealers: (i) Raymond James & Associates, Inc., (ii) Raymond James Financial Services, Inc., and (iii) Eagle Fund Distributors, Inc., none of which are acting as underwriters in the proposed offering.
Where You Can Find More Information, page 34
5.	Further to comment 1 above, you should also incorporate by reference any other periodic or current reports filed prior to the effective date of the registration statement and required to be incorporated by reference, including the Form 8-K filed on November 4, 2009. See Item 12(a)(2) of Form S-3 and Question 123.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Securities Act Forms.

The Company respectfully acknowledges the Staff’s comment and has revised page 35 of the Amendment.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Katherine Wray
November 12, 2009
Page Three
Item 16. Exhibits, page Il-2
6.	We note that you intend to file certain exhibits to your registration statement by amendment In particular, we refer to the form of underwriting agreement and the legal opinion that you intend to file as Exhibits 1.1 and 5.1, respectively. Please be advised that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits.

The Company respectfully acknowledges the Staff’s comment and has filed all remaining exhibits to the Registration Statement.
Very truly yours,
Cooley Godward Kronish LLP
/s/ John T. McKenna
John T. McKenna

cc:	Philip E. Soran — Compellent Technologies, Inc.
 Mark P. Tanoury, Esq. — Cooley Godward Kronish LLP
 Nicole C. Brookshire, Esq. — Cooley Godward Kronish LLP
Daniel E. O’Connor, Esq. — Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM